                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                            SyQuest Technology, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   871660 10 6
                                 (Cusip Number)

   (Date of Event Which Requires Filing of this Statement: December 31, 1998)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871660 10 6                 13G                      Page 2 of 7 Pages

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     (1)  NAME OF REPORTING  PERSONS
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSONS (ENTITIES ONLY)
          Fletcher Asset Management, Inc.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF           (5)  SOLE VOTING POWER
SHARES                   0
BENEFICIALLY             -------------------------------------------------------
OWNED BY            (6)  SHARED VOTING POWER
EACH                     0
REPORTING                -------------------------------------------------------
PERSON WITH:        (7)  SOLE DISPOSITIVE POWER
                         0
                         -------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               0
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                             [X]1
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               NA
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
               CO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------
1 Pursuant to a Warrant Exercise Agreement, dated as of April 1, 1998, between Fletcher Asset Management, Inc. ("FAM") and SyQuest, FAM had the right (the "Conversion Right") to convert into an interest-bearing note ("Note") (a) 500,000 shares of SyQuest Common Stock, (b) 46 shares of SyQuest convertible preferred stock, and (c) certain rights to obtain additional shares of SyQuest Common Stock. By letter dated October 29, 1998, FAM exercised the Conversion Right. SyQuest subsequently filed for protection under the Federal bankruptcy laws and, to date, has failed to deliver the Note and appears not to have reflected the Note on its books and records as a debt obligation of SyQuest. Although Fletcher Asset Management believes it is no longer the beneficial owner of these shares, it is possible that a bankruptcy court could determine otherwise.

CUSIP No. 871660 10 6                 13G                      Page 3 of 7 Pages

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING  PERSONS
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSONS (ENTITIES ONLY)
          Alphonse Fletcher, Jr.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY
--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
NUMBER OF           (5)  SOLE VOTING POWER
SHARES                   0
BENEFICIALLY             -------------------------------------------------------
OWNED BY            (6)  SHARED VOTING POWER
EACH                     0
REPORTING                -------------------------------------------------------
PERSON WITH:        (7)  SOLE DISPOSITIVE POWER
                         0
                         -------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               0
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                             [X]1
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               0.37%
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
               IN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).          NAME OF ISSUER:
                    SyQuest Technology, Inc.

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    47071 Bayside Parkway, Fremont, California  94538

ITEM 2(a).          NAME OF PERSON FILING:
                    Fletcher Asset Management, Inc. ("FAM") and Alphonse Fletcher, Jr.

ITEM 2(b).          ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                    22 East 67th Street, New York, New York  10021

ITEM 2(c).          CITIZENSHIP:
                    FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

ITEM 2(d).          TITLE OF CLASS OF SECURITIES:
                    Common Stock, par value $0.001

ITEM 2(e).          CUSIP NUMBER: 871660 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                    (a)[ ]    Broker or dealer registered under Section 15 of
                              the Act
                    (b)[ ]    Bank as defined in Section 3(a)(6) of the Act
                    (c)[ ]    Insurance Company as defined in Section 3(a)(19)
                              of the Act
                    (d)[ ]    Investment Company registered under Section 8 of
                              the Investment Company Act
                    (e)[x]    Investment Adviser registered under Section 203
                              of the Investment Advisers Act of 1940
                    (f)[ ]    Employee Benefit Plan or Endowment Fund; see Rule
                              13d-1(b)(1)(ii)(F)
                    (g)[x]    Parent Holding Company or control person, in
                              accordance with Rule 13d-1(b)(1)(ii)(G)
                    (h)[ ]    Savings Association as defined in Section 3(b) of
                              the Federal Deposit Insurance Act
                    (i)[ ]    Church Plan that is excluded from the definition
                              of an investment company under Section 3(c)(14) of
                              the Investment Company Act of 1940
                    (j)[ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                    If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                               Page 4 of 7 Pages

ITEM 4.             OWNERSHIP.

                    (a)       Amount beneficially owned: 02

                    (b)       Percent of class: 03

                    (c)       Number of shares as to which FAM has:

                              (i)    sole power to vote or to direct the vote:
                                     0
                              (ii)   shared power to vote or to direct the vote:
                                     0
                              (iii) sole power to dispose or to direct the disposition of:
                                     0
                              (iv) shared power to dispose or to direct the disposition of:
                                     0

          All of the shares of Common Stock of the Company reported are held in a discretionary account managed by FAM (the "Discretionary Account"), for Fletcher International Limited. FAM has sole power to vote and sole power to dispose of all shares of Common Stock in the Discretionary Account. By virtue of Mr. Fletcher's position as President of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                    Not applicable.

---------------

2 Pursuant to a Warrant Exercise Agreement, dated as of April 1, 1998, between Fletcher Asset Management, Inc. ("FAM") and SyQuest, FAM had the right (the "Conversion Right") to convert into an interest-bearing note ("Note") (a) 500,000 shares of SyQuest Common Stock, (b) 46 shares of SyQuest convertible preferred stock, and (c) certain rights to obtain additional shares of SyQuest Common Stock. By letter dated October 29, 1998, FAM exercised the Conversion Right. SyQuest subsequently filed for protection under the Federal bankruptcy laws and, to date, has failed to deliver the Note and appears not to have reflected the Note on its books and records as a debt obligation of SyQuest. Although Fletcher Asset Management believes it is no longer the beneficial owner of these shares, it is possible that a bankruptcy court could determine otherwise.

3 In the event the conversion described in the preceding footnote were determined to be ineffective, FAM would have been the beneficial owner of less than 5% of the Common Stock on December 31, 1998. Nothing contained in this Statement shall constitute an admission for any purpose whatsoever.

                               Page 5 of 7 Pages
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ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON.

          This Schedule l3G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 500,000 shares of Common Stock held at December 31, 1998 in the Discretionary Account managed by FAM. By reason of the provisions of Rule l3d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Discretionary Account. The Discretionary Account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                    Not applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                    Not applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.
                    Not applicable.

                               Page 6 of 7 Pages
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ITEM 10.            CERTIFICATION. (if filing pursuant to Rule 13d-1(b))

          By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

                                        February 16, 1999

                                        Fletcher Asset Management, Inc.



                                        /s/ ALPHONSE FLETCHER, JR.
                                        ----------------------------------------
                                        Alphonse Fletcher, Jr., President



                                        /s/ ALPHONSE FLETCHER, JR.
                                        ----------------------------------------
                                        Alphonse Fletcher, Jr.

                               Page 7 of 7 Pages